SEC 17006152

Washington

SEC Mail Processing Section

MAR 01 2017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER 8-39247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cathay Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 CANAL STREET, SUITE-303
(No. and Street)

(City) (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUSERIM S. HASAN (212)285-2261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI, WEI & CO., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUSERIM S. HASAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CATHAY SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

LINDA LEE NG
Notary Public, State of New York
No. 41-4775042
Qualified in Queens County
Commission Expires April 30, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHAY SECURITIES, INC.
(SEC File No. 8-39247)

Financial Statements
and Supplemental Information
for the Year Ended December 31, 2016

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Ruşerim Hasan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Cathay Securities, Inc. as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither Cathay Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Ruserim Hasan — Date: 2/28/17

President
Title

Sworn to before me this 28th day of February 2017.

Notary Public

LINDA LEE NG
Notary Public, State of New York
No. 41-4775042
Qualified in Queens County
Commission Expires April 30, 20 18

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of Cathay Securities, Inc

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. (the "Company"), as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Cathay Securities, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cathay Securities, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cathay Securities, Inc's financial statements. The supplemental information is the responsibility of Cathay Securities, Inc's management. Our audit procedures included determining whether

WEI WEI & CO., LLP

the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

Flushing, NY
February 27, 2017

CATHAY SECURITIES, INC.

STATEMENT OF FINACIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents *(Note 2)*	$	28,378
Receivable from broker		53,152
Property and equipment, net *(Notes 2 and 3)*		11,167
Other assets		12,519
TOTAL ASSETS	$	105,216
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	8,381
Total current liabilities		8,381
COMMITMENTS AND CONTINGIECIES *(Note 6)*		
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 5000 shares authorized, 1000 shares issued and outstanding		76,200
Additional paid-in capital		336,800
Deficit		(316,165)
Total stockholders' equity		96,835
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	105,216

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commission income, net	$ 119,413
Other commission income	30,547
Interest income	359
TOTAL REVENUES	150,319
EXPENSES	
Occupancy costs	55,715
Communication costs	17,472
Office expenses	20,528
Professional fee	23,650
Computer & clearing charges	29,406
Information services	3,600
Insurance	2,280
Depreciation and amortization	3,499
Miscellaneous	149
TOTAL EXPENSES	156,299
(Loss) before provision for income taxes	(5,980)
Provision for income taxes *(Notes 2 and 5)*	195
NET (LOSS)	$ (6,175)

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Stock	Additional Paid-in Capital	Deficit	Total
Balance, December 31, 2015	$ 76,200	$ 330,800	$ (309,990)	$ 97,010
Capital contributions	-	6,000	-	6,000
Net (loss)	-	-	(6,175)	(6,175)
Balance, December 31, 2016	$ 76,200	$ 336,800	$ (316,165)	$ 96,835

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (6,175)
Adjustment to reconcile net (loss) to net cash used in operating activities:	
Depreciation	3,499
Changes in operating assets and liabilities:	
Decrease in receivable from broker	4,492
Decrease in other assets	1,389
Increase in accounts payable and accrued expenses	978
Net cash provided by operating activities	4,183
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder contributions	6,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,183
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,195
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 28,378
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for interest	$ -
Cash paid for income taxes	$ 195

See accompanying notes to financial statements.

1. ORGANIZATION

Cathay Securities, Inc. (the "Company") was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by Hilltop Securities Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Revenue recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2016. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Currently, the 2013, 2014 and 2015 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

As of December 31, 2016, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from broker and accounts payable and accrued expenses, approximate fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2016.

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for financial reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

The useful lives of property and equipment for purposes of computing depreciation are:

Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvement	Lesser of the remaining lease term or useful life

3. PROPERTY AND EQUIPMENT

At December 31, 2016, property and equipment consists of the following:

Leasehold improvements	$	44,581
Furniture and fixtures		16,698
Office equipment		96,598
		157,877
Less: accumulated depreciation and amortization		(146,710)
	$	11,167

Depreciation and amortization expense for the year ended December 31, 2016 was $3,499.

4. LEASES

The Company has an office lease agreement expiring on August 31, 2019, with a renewal option for an additional five years. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2016:

4. LEASE ((continued)

Year Ending December 31,

2017	$	52,020
2018		53,840
2019		36,720
Total	$	142,580

Rent expense for the year ended December 31, 2016 was $55,715.

5. INCOME TAXES

The components of deferred tax assets at December 31, 2016 are as follows:

Deferred tax assets	$	158,299
Less: valuation allowance		(158,299)
Net deferred tax asset	$	-

The deferred tax asset relates to the Company's net operating loss carryforwards.

The Company has available at December 31, 2016, unused operating loss carry-forwards of approximately $466,000 which may provide future tax benefits, expiring in various years through 2036.

The Company has established a valuation allowance against the deferred tax asset at December 31, 2016 due to the uncertainty of realizing the full tax benefits. The change in the valuation allowance was $74,759 during the year ended December 31, 2016.

The tax provision for the year ended December 31, 2016 is comprised of state and city minimum taxes.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital of $50,000. At December 31, 2016, the Company's net capital was $70,076, which was $20,076 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the Company's Focus report filed in February 28, 2017.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

8. SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through February 28, 2017, which is the date the financial statements were available to be issued. No subsequent events required adjustment to the financial statements or disclosures as stated herein.

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2016

NET CAPITAL

Total stockholders' equity	$	96,835
Total capital		96,835
Deductions and/or charges:		
Non-allowable assets		
Property and equipment		(11,167)
Security deposit		(12,519)
Other assets		(2,073)
		(25,759)
Net capital before haircuts on securities positions		71,076
Haircuts on securities:		
Money market fund		(1,000)
NET CAPITAL	$	70,076

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	8,381
AGGREGATE INDEBTEDNESS	$	8,381

See report of independent registered public accounting firm.

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	558
Minimum dollar requirement		50,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	50,000
Excess net capital	$	20,076
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	10,076
Ratio of aggregate indebtedness to net capital		0.12 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2016)

There are no differences from the net capital calculation shown above and the net capital calculation as filed on the amended Form X-17A-5 as of December 31, 2016.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of Cathay Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cathay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cathay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Cathay Securities, Inc. stated that they met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Cathay Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cathay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, NY
February 27, 2017